Exhibit 21.1

SUBSIDIARIES

Fundamental Global Reinsurance, Ltd., a Cayman Islands Company

FG Strategic Consulting, LLC, a Delaware Company

FG Management Solutions, LLC, a Delaware Company

Fundamental Global Asset Management, LLC, a Delaware Company

FG Reinsurance Holdings, LLC, a Delaware Company

FG Re Solutions, Ltd, a Bermuda Company

Sponsor Protection and Coverage Risk, Inc, a South Carolina Company

Sponsor Protection and Coverage Risk Retention Group, Inc, a South Carolina Company